Thunderbird

International Thunderbird Gaming Corporation

December 12, 2002

02069005

British Columbia Securities Commission
P.O. Box 10142, Pacific Centre
701 West Georgia Street
Vancouver, BC
Canada V7Y 1L2

Ontario Securities Commission
Cadillac Fairview Tower
Suite 800, Box 55
20 Queen Street West
Toronto, ON M5H 3S8

82-2244

Securities & Exchange Commission
450-5th Street NW
Washington, DC 20549

SUPPL

Re: **Notice of Change of Auditor**

Dear Sir/Madam:

This "Reporting Package" is being made pursuant to Canada's National Policy Statement 31 entitled "Change of Auditor of a Reporting Issuer". This Reporting Package includes:

1. A copy of the Reporting Issuer's Notice of Change of Auditors directed to the resigning auditor, KPMG in Vancouver, and the Company's new auditor, Davidson & Company.
2. The former auditor's (KPMG) letter in response to the Reporting Issuer's Notice of Change of Auditors.
3. The successor auditor's letter in response to the Reporting Issuer's Notice of Change of Auditors; and
4. Copy of the Reporting Issuer's Press Release announcing the Change of Auditor.

Best Regards,

Albert W. Atallah
General Counsel and COO

PROCESSED
JAN 14 2003
THOMSON FINANCIAL

03 JAN 13 AM 10:09

AWA:vad
Encl.
cc: KPMG
Davidson & Company

16885 West Bernardo Drive, Suite 100
San Diego, CA 92127 USA
Telephone: (858) 451-3637 • Fascimile: (858) 451-1169
Website: www.thunderbirdgaming.com

DAVIDSON & COMPANY Chartered Accountants A Partnership of Incorporated Professionals

December 3, 2002

British Columbia Securities Commission
PO Box 10142, Pacific Centre
12th Floor, 701 West Georgia Street
Vancouver, BC
V7Y 1L2

Dear Sirs:

Re: International Thunderbird Gaming Corporation (the "Company")
Notice of Change of Auditor

As required by the National Policy No. 31, entitled "Change of Auditor of a Reporting Issuer", and in connection with our proposed engagement as auditor of the Company, we have reviewed the information contained in the Company's Notice of Change of Auditor, dated November 27, 2002, and agree with the information contained therein, based upon our knowledge of the information relating to the said notice and of the Company at this time.

Yours very truly,

Davidson & Company

DAVIDSON & COMPANY
Chartered Accountants

cc: TSX Venture Exchange

1200 - 609 Granville Street, P.O. Box 10372, Pacific Centre, Vancouver, B.C., Canada V7Y 1G6
Telephone (604) 687-0947 Fax (604) 687-6172

KPMG LLP
Chartered Accountants
Box 10426 777 Dunsmuir Street
Vancouver BC V7Y 1K3
Canada

Telephone (604) 691-3000
Telefax (604) 691-3031
www.kpmg.ca

PRIVATE & CONFIDENTIAL
British Columbia Securities Commission
Ontario Securities Commission
U.S. Securities and Exchange Commission

Dear Sirs/Medames:

Re: International Thunderbird Gaming Corporation

We have read the Notice of International Thunderbird Gaming Corporation dated November 27, 2002 and are in agreement with the statements contained in such Notice.

Yours very truly

KPMG LLP

Chartered Accountants
Vancouver, Canada
December 6, 2002

Thunderbird Press Release

FOR IMMEDIATE RELEASE

November 25, 2002
No: (20021125)

Contact: Albert Atallah,
Telephone: 858-451-3637
Email info@thunderbirdgaming.com

MESSAGE TO OUR SHAREHOLDERS ON 2002 THIRD QUARTER RESULTS

International Thunderbird Gaming Corporation (TSX – INB) announces its financial results for the third quarter ended September 30, 2002. All figures are in US dollars.

Third Quarter results: For the three months ended September 30, 2002, gaming revenues were $4,252,000 compared to 2001 revenues of $4,424,000. The Company's 50% stake in Panama's revenues was $3,345,000 in 2002 compared to $3,448,000 for the same period in 2001. The Company's interest in Guatemala revenues was $409,000 in 2002 compared to $465,000 for the third quarter in 2001. Nicaragua's revenues improved from $489,000 in 2001 to $498,000 in 2002. The Company has a 30% equity interest in Venezuela, which is not consolidated for financial statement reporting purposes. The Venezuela operations achieved revenues of $847,000 in 2002 compared with $941,000 for the quarter in 2001. The Company's equity interest in Venezuela was 36% in 2001. The Company also has equity interests in its skill machine locations in Mexico, which are also not consolidated for financial statement reporting purposes. The combined Mexico operations achieved revenues of $nil in 2002 compared to $1,249,000 in the third quarter of 2001.

Thunderbird recorded a loss for the quarter of $74,000 or $nil per share compared with a gain of $94,000 or $nil per share in the third quarter of 2001. The 2002 financial statements for the third quarter were positively affected by non-recurring events in the net amount of $162,000. The net impact of the settlement with a California tribe, from whom the Company secured a note for $750,000, was $488,000. The Company also reserved $326,000 against the fiestacasinos.com receivable due to the fact that the Company has not received a payment on the note since March 2002. The Company's equity interest in Venezuela and Mexico collectively accounted for a loss of $187,000 for the quarter, compared to a loss of $111,000 in 2001. The Venezuela operation, which contributed a loss of $138,000 to the 2002 third quarter, continues to suffer in the midst of the country's economic and political instability.

The Company achieved EBITDA (Earnings Before Interest, Taxes, Depreciation and Amortization) for the three-month period ended September 30 of $792,000 compared to $1,153,000 for the same period in 2001.

Year to Date results: For the nine months ended September 30, 2002, gaming revenues reached $13,213,000, an increase of 8.7% compared to 2001 revenues of $12,160,000. The Company's 50% stake in Panama's revenues improved from $9,938,000 in 2001 to

$10,545,000 for the same period in 2002. The Company's interest in Guatemala revenues was $1,158,000 in 2002 compared to $1,246,000 for the nine months in 2001. Nicaragua's revenues improved from $887,000 in 2001, encompassing the first seven months of operations, to $1,499,000, representing nine full months of operations in 2002. The Company has a 30% equity interest in Venezuela, which is not consolidated for financial statement reporting purposes. The Venezuela operations achieved revenue of $4,171,000 in 2002 on 9 full months of operations. The year-to-date revenues for 2001 were $941,000 and reflect the first 45 days of operation, which opened August 16, 2001. The Company's equity interest in Venezuela was 36% in 2001. The Company also has equity interests in its skill machine locations in Mexico, which are also not consolidated for financial statement reporting purposes. The combined Mexico operations achieved revenues of $2,444,000 for the nine months of 2001 compared to $57,000 in 2002, which reflects just 10 days of operations in the Reynosa location.

Thunderbird recorded a loss for the nine months of $145,000 or $0.01 per share compared with a loss of $1,409,000 or $0.06 per share in the first nine months of 2001. The Company's equity interest in Venezuela and Mexico collectively accounted for a loss of $334,000 for the nine months compared to a loss of $624,000 in 2001. The Venezuela operation, which contributed a loss of $176,000 to the 2002 results, continues to suffer in the midst of the country's economic and political instability.

Year to date the Company has achieved EBITDA of $2,585,000 compared to $1,566,000 for the same period in 2001.

Operations: The Company previously reported that its 2001 year end financial statements and its 2002 1st and 2nd quarter financial statements were prepared on the basis of accounting principles applicable to a going concern, which assumes the realization of assets and liabilities in the normal course of business, and that the application of the going concern concept is dependent on the Company's ability to generate future profitable operations.

The Company's overall operations have shown strong revenues during the initial 55 days of the 4th quarter.

In Panama, the expansion at the El Panama Hotel Casino was completed on November 16, 2002. The El Panama Casino added 100 video gaming and slot machines increasing the total gaming machines to 320 and added 35 table positions increasing the total table positions to 175.

In Guatemala, the company is awaiting the results of the arbitration proceeding.

The Fiesta Casino in Venezuela has successfully re-financed its high interest rate loan with Del Sur Bank (approximate principal debt of $2.2 million dollars), and as a result significantly reduced its monthly interest expense. The previous interest rate was a variable rate of between 50% and 60% and the current interest rate is now fixed at 18%.

The Company continues to pursue two parallel paths in Mexico: (1) Discussion with the Mexico Government on settling the NAFTA claim with hopes of re-opening the Mexico Skill Game operations; and (2) aggressively litigating the NAFTA claim.

The Company continues to pursue certain receivables including an action filed against the Spotlight 29 Casino. The lawsuit is scheduled to go to trial in April of 2003. The Company was successful in October 2002 in entering into "work-outs" with its two major creditors, MRG Entertainment and Prime Receivables. The effect of the workouts, which will be

reflected in the 2002 audited year end financials, would have reduced the Company's working capital deficiency as of September 30, 2002, from $6,319,000 to $3,756,000.

Newly appointed auditor: The Company is pleased to announce that Davidson & Company Chartered Accountants will perform the audit of the Company's consolidated financials for 2002 following KPMG's resignation, made effective November 15, 2002. Davidson & Company will rely on KPMG-Panama for the "in-country" audit for the Panama operations and Deloitte &Touche for the "in-country" audits of the Nicaragua and Guatemala operations. The Company thanks KPMG-Vancouver for its thorough audit services during the past several years and is confident that Davidson & Company will deliver a quality independent audit.

Trading and Listing: The Company's listing application to the TSX Venture Exchange was denied. The TSX Venture advised that the Company does not currently meet its minimum listing requirements. The Company is applying for listing on the OTCBB and intends to qualify with a new exchange, the "BBXchange" once the OTCBB is phased out. The Company is seeking market makers with the goal of resuming trading on the OTCBB and expects the qualifying process to take between 6 weeks and 3 months.

International Thunderbird Gaming Corporation is an owner and manager of international gaming facilities. Additional information about the Company is available on its World Wide Web site at www.thunderbirdgaming.com.

On behalf of the Board of Directors,

/s/

Jack R. Mitchell
President and CEO

Cautionary Notice: This release contains certain forward-looking statements within the meaning of section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein, including without limitation, statements regarding potential revenue and future plans and objectives of the Company are forward-looking statements that involve risk and uncertainties. There can be no assurances that such statements will prove to be accurate and actual results could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's forward-looking statements include competitive pressures, unfavorable changes in regulatory structures, and general risks associated with business, all of which are disclosed under the heading "Risk Factors" and elsewhere in the Company's documents filed from time-to-time with the TSE and other regulatory authorities.